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                           FULBRIGHT & JAWORSKI L.L.P.
                   A Registered Limited Liability Partnership
                          666 Fifth Avenue, 31st Floor
                          New York, New York 10103-3198
                                www.fulbright.com

jwepman@fulbright.com                        telephone:           (212) 318-3000
direct dial:  (212) 318-3298                 facsimile:           (212) 318-3400



                                   May 9, 2002



VIA EDGAR TRANSMISSION

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

         Re:      Republic Airways Holdings Inc. (the "Company")
                  Sec File No. 000-49697
                  ---------------------------------------------

Ladies and Gentlemen:

         On behalf of the Company, we hereby apply for withdrawal of the Registration Statement on Form 8-A filed on March 19, 2002. The Company intends to refile a Registration Statement on Form 8-A (the "New Form 8-A") on a date which is closer to the anticipated effective date of the Company's Registration Statement on Form S-1 (File No. 333-84092) (the "1933 Act Filing") with a request to accelerate the effectiveness of the New Form 8-A to the date that the 1933 Act Filing is to become effective.

         If you should need any additional information, please contact the undersigned at (212) 318-3298 or Gregg J. Berman of this office at (212) 318-3388.

                                        Very truly yours,

                                        /s/ Joshua Milton Wepman

                                        Joshua Milton Wepman

JMW/ras

cc:      Gregg J. Berman, Esq.